DOUBLE EAGLE HOLDINGS, LTD.
5403 Mc Chesney Drive
Charlotte, North Carolina 28269

February 9, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Kristi Marrone

Re:	Double Eagle Holdings, Ltd. (the “Company”) Response letter dated January 26, 2011, regarding the Form 10-K for the year ended September 30, 2010 File Number 000-22991

Dear Ms. Marrone:

We are in receipt of your letter of January 26, 2011.  We will not plan to amend the filing pending your agreement to our responses.

Following is our response to your comments:

Note 3, Investments in Affiliates, page 23

1.	Please include all of the disclosures required by ASC 820-10-50 in future filings.

Response:

In future filings we will add the following statement:  Fair value for both available-for-sale securities is based on level one inputs, the posted closing price on September 30, 2010.  All other disclosures required by paragraphs 820-10-50-2(a) through (d) appear to be included.  This statement has been included in quarterly filings, but was inadvertently missed in the 10-K.

Note 6, Related Party Transactions, page 26

2.
Please tell us how you determined the value of Efftec International common stock received in exchange for management services and in satisfaction of the note receivable.  In that regard, we note that in 2010 you sold 110,000 shares to a third party for approximately $0.15 per share, while the shares received for management services and for repayment of the note receivable were valued at approximately $0.44 and $0.08 per share, respectively.

Response:

The management agreement between the Company and Efftec International began December 1, 2009 with the consideration being 2,000,000 shares of Efftec stock.  On the date of the agreement, the value of the stock was $0.0044 per share and resulted in a total valuation of $8,800.  On December 29, 2009, Efftec completed a reverse split wherein one share was issued for each one hundred shares outstanding.  This resulted in the 2,000,000 shares being reverse split to 20,000 and revised the initial price of $0.0044 per share to $0.44 per share.  Subsequently, an impairment charge was recorded to reduce the value of these shares and others held at the time to a post split value of $0.30 per share.

On February 15, 2010, the original note from August 31, 2007 was amended and included a provision that it was convertible at $0.09 per share for both principal and interest.  This conversion price was the same as that afforded other note holders of Efftec at the time.  Subsequently, $6,500 of this note was repaid in cash and the remainder of the principal and interest was converted into Efftec common shares at the $0.09 rate provided in the convertible note.

Item 9A(T): Controls and Procedures, page 32

3.
We note your statement that your principal executive officer and principal financial officer have concluded that the company's disclosure controls and procedures are effective, except for a lack of segregation of duties.  Given the exception noted, it remains unclear whether you have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that give the identified matters, your disclosure controls and procedures are not effective.  You should not, however, state the conclusions in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response:

Following is the disclosure in the first paragraph, which we would modify as follows:

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the principal executive officer, as appropriate to allow timely decisions regarding required disclosure.  Under the supervision of and with the participation of management, including the principal executive officer and principal financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of September 30, 2010, and, based on its evaluation, our principal executive officer and our principal financial officer have concluded that the Company does not have an adequate segregation of duties due to its small size.  The Company has retained an outside consultant to assist in preparing its financial statements and its filings with the SEC.  The principal executive officer and principal financial officer of the Company have concluded that the oversight provided by the outside consultant mitigates the lack of segregation of duties and has concluded that the disclosure controls and procedures are effective.

We would modify the following paragraph also, to be consistent with the modification in the previous paragraph.

(c) Management’s Annual Report on Internal Control Over Financial Reporting (third paragraph)

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2010.  In making this assessment, management used the framework set forth in the report entitled “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.  The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of September 30, 2010, since the outside consultant retained by the Company mitigated the effects caused by a lack of segregation of duties.

The Company is aware and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

M.E. "Hank" Durschlag
Chief Executive Officer and
Chief Financial Officer

Cc  Parish & Company, P.A.